Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, TX 78249

September 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Mr. Lyn Shenk Branch Chief, Division of Corporation Finance

Re:	Harland Clarke Holdings Corp. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 4, 2011 Form 10-Q for the Fiscal Quarter Ended June 30, 2011 Filed August 4, 2011 File No. 333-133253

Dear Mr. Shenk:

           Harland Clarke Holdings Corp. is writing this letter in response to your letter dated August 29, 2011 regarding the review of Harland Clarke Holding Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Harland Clarke Holdings Corp.’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011.

As per the discussion yesterday between Mr. Doug Jones and our outside counsel, Lawrence G. Wee, Harland Clarke Holdings Corp. respectfully requests an extended period of time to respond to the Staff’s comment letter due to the upcoming holidays.  Harland Clarke Holdings Corp. intends to file its written response no later than September 30, 2011.  Please contact Peter A. Fera at (210) 697-1208 or Lawrence G. Wee at (212) 373-3052 with any questions or comments.

Sincerely,

/s/ Peter A. Fera
Peter A. Fera
Executive Vice President and Chief Financial Officer

cc:	Doug Jones, Securities and Exchange Commission
Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison LLP